                                                                    EXHIBIT 99.A






                                A.C.L.N. Limited










                                               Consolidated Financial Statements
                                                     Quarter Ended June 30, 2000

                                                               A.C.L.N. LIMITED


                                                                      CONTENTS




CONSOLIDATED FINANCIAL STATEMENTS:
   Balance sheets                                                      3
   Statements of income                                                4
   Statements of shareholders' equity                                  5
   Statements of cash flows                                            6
   Notes to financial statements                                     7-8

                                                              A.C.L.N. LIMITED


                                                   CONSOLIDATED BALANCE SHEETS



                                                                    June 30, 2000     December 31, 1999
                                                                     (Unaudited)           (Audited)
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                         $ 43,527,960        $13,944,855
   Cash restricted as to withdrawal                                    25,506,147         63,630,117
   Accounts receivable                                                 29,993,816          2,400,864
   Deferred expenses                                                      709,067            261,762
FIXED ASSETS:
   Advance for vessels' construction                                   10,000,000                 --
   Sea vessels                                                          5,970,000                 --
   Furniture and fittings                                                   4,970              5,474
Deposits                                                                    5,391              5,702
----------------------------------------------------------------------------------------------------
                                                                     $115,717,351        $80,248,774
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accruals                                     $ 16,025,984        $   884,541
   Amounts due to related parties                                          34,297             36,272
   Income taxes payable                                                 3,879,503          3,012,615
----------------------------------------------------------------------------------------------------
                                                                       19,939,784          3,933,428
----------------------------------------------------------------------------------------------------

COMMITMENTS
SHAREHOLDERS' EQUITY:
   Ordinary shares, stated value of C(pound) 0.008 (1999: C(pound)
        0.010) each 11,040,865 (1999:8,832,692) shares
        issued and outstanding                                            170,112            170,112
   Paid-in capital                                                     20,763,972         20,763,972
   Retained earnings                                                   74,778,100         55,320,409
   Accumulated other comprehensive income                                  65,383             60,853
----------------------------------------------------------------------------------------------------
             TOTAL SHAREHOLDERS' EQUITY                                95,777,567         76,315,346
----------------------------------------------------------------------------------------------------
                                                                     $115,717,351        $80,248,774
====================================================================================================


                                                               A.C.L.N. LIMITED


                                              CONSOLIDATED STATEMENTS OF INCOME


---------------------------------------------------------------------------------------------------------------
                                                            Three month period             Six month period
                                                               ended June 30,              ended June 30,
                                                      ---------------------------------------------------------
                                                                (Unaudited)                 (Unaudited)
                                                            2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------------
SALES
Sales of automobiles                                    19,800,000             --     40,200,000             --
Shipping revenues                                       20,013,876     24,461,700     28,239,168     44,175,420
---------------------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                   $ 39,813,876   $ 24,461,700   $ 68,439,168   $ 44,175,420
---------------------------------------------------------------------------------------------------------------
COST OF SALES
Cost of automobiles                                     13,680,000             --     27,680,000             --
Cost of shipping revenues                               14,073,200     17,595,998     18,494,022     32,058,666
---------------------------------------------------------------------------------------------------------------
     TOTAL COST OF SALES                                27,753,200     17,595,998     46,174,022     32,058,666
---------------------------------------------------------------------------------------------------------------
               GROSS PROFIT                             12,060,676      6,865,702     22,265,146     12,116,754
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES             1,077,463      1,166,992      2,066,979      2,010,874
---------------------------------------------------------------------------------------------------------------
               INCOME FROM OPERATIONS                   10,983,213      5,698,710     20,198,167     10,105,880
---------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
     Interest income                                       298,125             --        298,125             --
---------------------------------------------------------------------------------------------------------------
                                                           298,125            --         298,125             --
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                              11,281,338      5,698,710     20,496,292     10,105,880
INCOME TAXES                                               568,987        268,284      1,038,601        476,189
---------------------------------------------------------------------------------------------------------------
NET INCOME                                              10,712,351      5,430,426     19,457,691      9,629,691
---------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
     FOREIGN CURRENCY TRANSLATION ADJUSTMENTS                  528          2,394          4,530        (41,365)
---------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                  $ 10,712,879   $  5,432,820   $ 19,462,221   $  9,588,326
===============================================================================================================
NET INCOME PER SHARE - BASIC                          $       0.97   $       0.53   $       1.76   $       0.94
===============================================================================================================
NET INCOME PER SHARE - DILUTED                        $       0.93   $       0.53   $       1.69   $       0.93
===============================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC             11,040,865     10,250,000     11,040,865     10,250,000
===============================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED           11,513,865     10,306,838     11,480,664     10,306,838
===============================================================================================================

                                                              A.C.L.N. LIMITED


                                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                   (UNAUDITED)

--------------------------------------------------------------------------------------------------------------------------------
                                               Capital Stock                 Paid-in      Retained     Cumulative          Total
                                                                             Capital      Earnings    Translation
                                                                                                       Adjustment
                                             Number           Amount
--------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                 8,832,692         $170,112     $20,763,972   $55,320,409        $60,853    $76,315,346
Stock split (5:4) on May 18, 2000         2,208,173                -               -             -              -              -
Net income                                                         -               -    19,457,691              -     19,457,691
Cumulative translation adjustment                                  -               -             -          4,530          4,530
--------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2000                    11,040,865         $170,112     $20,763,972   $74,778,100        $65,383    $95,777,567
================================================================================================================================

                                                               A.C.L.N. LIMITED


                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Six month period
                                                                                                  ended June 30,
                                                                                   ----------------------------------------------
                                                                                                              (Unaudited)
                                                                                                     2000                    1999
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                                 $19,457,691              $9,629,691
   Adjustments to reconcile net income to net cash provided by (used in)
      operating activities
        Depreciation                                                                               30,504                     171
        Changes in assets and liabilities:
           Cash restricted as to withdrawal                                                    38,123,970             (16,006,304)
           Accounts receivable                                                                (27,588,111)                 21,341
           Deferred expenses                                                                     (447,305)               (578,333)
           Accounts payable and accruals                                                       15,141,443                 308,866
           Amounts due to related parties                                                          (1,975)                 (4,703)
           Income taxes payable                                                                   866,888                 476,189
---------------------------------------------------------------------------------------------------------------------------------
              NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                              45,583,105              (6,073,082)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
---------------------------------------------------------------------------------------------------------------------------------
     Payment of advance for vessel construction                                               (10,000,000)                     --
---------------------------------------------------------------------------------------------------------------------------------
     Purchase of fixed assets                                                                  (6,000,000)                 (6,347)
---------------------------------------------------------------------------------------------------------------------------------
              NET CASH USED IN INVESTING ACTIVITIES                                           (16,000,000)                 (6,347)
---------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           29,583,105              (6,079,429)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                 13,944,855              11,264,950
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                      $43,527,960              $5,185,521
=================================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
   Income taxes                                                                                  $ 76,967              $       --
   Interest paid                                                                                 $     --              $       --
   Interest received                                                                             $298,125              $       --
=================================================================================================================================

                                                               A.C.L.N. LIMITED

                                                  NOTES TO FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO JUNE 30, 2000 AND THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 IS UNAUDITED)


1. INCEPTION AND PRINCIPAL ACTIVITIES

A.C.L.N. Limited was incorporated on February 16, 1993 in Cyprus as Hemswell Holdings Co Limited and later changed its name to A.C.L.N. Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de Navigation S.A.M., a Company incorporated in Monaco. The principal activity of the group is the operation of liner services for the transport of cargo. During the year the Company commenced a new line of business of selling new automobiles to markets in North Africa.

2. SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of the Company's management, the consolidated balance sheet as of June 30, 2000, the consolidated statements of operations for the three and six months ended June 30, 1999 and 2000, the consolidated statements of cash flows and the consolidated statement of shareholders' equity for the six months ended June 30, 2000 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results for any other period. These financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 1999.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of ACLN Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation S.A.M. (collectively the Company). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

STOCK SPLIT

On May 18, 2000, the Company effected a 5 for 4 stock split of its ordinary shares. All per share amounts have been retroactively restated to reflect the effect of this stock split.

REVENUE RECOGNITION

The Company is a facilitator of cargo transport and a seller of automobiles, which are shipped to destinations abroad, and sales are recorded at the time the shipment in completed.

                                                               A.C.L.N. LIMITED

                                                  NOTES TO FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO JUNE 30, 2000 AND THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 IS UNAUDITED)


CONCENTRATIONS OF CREDIT RISK/CASH RESTRICTED AS TO WITHDRAWAL

  The Company's credit risk with respect to the trade receivables arising as a result of sales of new automobiles is evaluated on a specific customer basis and is considered to be very low.

The Company's trade accounts receivable with respect to the liner services for the transport of cargo are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:


COUNTRY                                    June 30, 2000   December 31, 1999
----------------------------------------------------------------------------
Angola                                      $ 2,403,576      $ 7,608,132
Egypt                                                 0        6,707,988
Guinea                                        5,234,569       13,536,832
Benin                                         1,948,004        1,594,867
Nigeria                                       1,993,812        8,708,277
Tunisia                                      13,926,186       25,474,021
----------------------------------------------------------------------------
                                            $25,506,147      $63,630,117
----------------------------------------------------------------------------

SEGMENTAL REPORTING

The Company has two reportable segments: operation of liner services for the transport of cargo and selling of new cars. Required disclosure information with respect to each segment for the three and the six months ended June 30, 2000 is as follows:

THREE MONTHS ENDED JUNE 30, 2000:

                                         LINER SERVICES            AUTOMOBILE SALES              TOTAL
                                               US$                        US$                       US$
Sales                                      20,013,876                19,800,000                39,813,876
                                           ==========                ==========                ==========
Gross profit                                5,940,676                 6,120,000                12,060,676
                                            =========                 =========                ==========
Total assets                               95,917,351                19,800,000               115,717,351
                                           ==========                ==========               ===========

                                                               A.C.L.N. LIMITED

                                                  NOTES TO FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2000 AND THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED)

SEGMENTAL REPORTING (CON'D)

SIX MONTHS ENDED JUNE 30, 2000:

                                         LINER SERVICES            AUTOMOBILE SALES              TOTAL
                                               US$                        US$                       US$
Sales                                      28,239,168                40,200,000                68,439,168
                                           ==========                ==========                ==========
Gross profit                                9,745,146                12,520,000                22,265,146
                                            =========                ==========                ==========
Total assets                               95,917,351                19,800,000               115,717,351
                                           ==========                ==========               ===========



Comparative information for the three and the six months ended June 30, 1999 is not applicable because the automobile sales segment began operations in March 2000.

3. PURCHASE OF VESSEL

During the period the Company acquired M/V Emerald Bay, a second hand vessel, which was later renamed to M/V Sea Atef, for a total purchase price of US$6,000,000. The depreciation rate used to write-off the cost of this vessel is 6% per annum. In addition the Company has paid US$10,000,000 as an advance towards the purchase of two more new vessels.